EXHIBIT 21.1

Subsidiaries of Registrant

Subsidiary	Jurisdiction

LMI Finishing, Inc.	Missouri
LMI Kitting, LLC	Delaware
Leonard’s Metal, Inc.	Missouri
Integrated Technologies, Inc.	Washington
Tempco Engineering, Inc.	Missouri
Versaform Corporation	California
D3 Technologies, Inc.	California
TASS, Inc.	Washington
TASS European Union Ltd.	United Kingdom
TASS Asia Pacific Pty. Ltd.	Australia
L.M.I. Aerospace Asia Pacific (Private) Limited	Sri Lanka
Valent Aerostructures, LLC	Delaware
Valent Aerostructures - Wichita, LLC	Delaware
Valent Aerostructures - Washington, LLC	Delaware
Valent Aerostructures - Lenexa, LLC	Kansas
Ozark Mountain Technologies, LLC	Delaware